Exhibit 21.1

Subsidiaries of FS Investment Corporation

Name of Subsidiary	Jurisdiction

Broad Street Funding LLC	Delaware

Arch Street Funding LLC	Delaware

Locust Street Funding LLC	Delaware

Race Street Funding LLC	Delaware